Exhibit 99.1

SUMMARY OF INDICATIVE TERMS AND CONDITIONS

AMENDMENT TO SENIOR CREDIT FACILITIES

Set forth below is a summary of the principal terms and conditions for the Amendment (as defined below).  This summary of terms is for indicative purposes only. It does not purport to summarize all terms of the senior secured credit facilities documentation, as amended (the “Amended Credit Agreement”). Reference should be made to the documents relating to the Amendment (as defined below) for the final, complete terms of the Amendment (as defined below).  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Existing Credit Agreement (as defined below).

Borrowers:                          Telesat Canada, a Canadian corporation (the “Borrower”) and Telesat LLC, a wholly-owned subsidiary of the Borrower that is a US limited liability company (collectively, the “Borrowers”).

Guarantors:                         Same as Existing Credit Agreement;  the Senior Credit Facilities and all obligations of the Borrower under any interest rate protection or other hedging arrangements entered into with the Administrative Agent, any Lead Arranger or bookrunner, an entity that is a Lender at the time of such transaction, or any affiliate of any of the foregoing (“Hedging Arrangements”), or any cash management arrangements (“Cash Management Arrangements”) with any such person are guaranteed (each such guarantee, a “Guarantee”) by Telesat Holdings, Inc. (“Holdings”) and certain of the existing and future direct and indirect wholly owned subsidiaries of Holdings (the “Guarantors”).

Administrative and

Collateral Agent:             JPMorgan Chase Bank, N.A. (“JPM”) will act as sole administrative and collateral agent (the “Administrative Agent”).

Lead Arrangers:                 J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Morgan Stanley Senior Funding, Inc. and UBS Securities LLC.

Co-Managers:                      ING Bank N.V., Canadian Imperial Bank of Commerce, RBC Capital Markets, [1] BMO Capital Markets and TD Securities (USA) LLC.

Co-Syndication Agents:    Credit Suisse Securities (USA) LLC, Morgan Stanley Senior Funding, Inc. and UBS Securities LLC.

Co-Documentation

Agents:                                   Canadian Imperial Bank of Commerce and ING Bank N.V.

Amendment:                          The Borrowers are seeking to amend (the “Amendment”) their existing Credit Agreement, dated as of March 28, 2012 (the “Existing Credit Agreement”). As part of the Amendment, Term B Lenders under the Existing Credit Agreement (the “Existing Term B Lenders”) will have the right, but not the obligation, to elect to convert their current Term B Loans (the “Existing Term B Loans”) under the Existing Credit Agreement, either through a “cashless roll” or a post-closing settlement option, into a new tranche of term B loans (the “Term B-2 Loans”) with a lower Applicable Rate and minimum Adjusted LIBOR rate.

[1] RBC Capital Markets is a brand name for the capital markets businesses of Royal Bank of Canada and its affiliates.

                                                To the extent that not all Existing Term B Lenders elect to convert their Existing Term Loans into Term B-2 Loans, such unconverted Existing Term Loans will be repaid in full on the date the Amendment becomes effective (the “Effective Date”) and, to the extent necessary to fully fund the Term Loan B-2 Facility (as defined below), the Borrowers will seek additional commitments from new financial institutions to make additional Term B-2 Loans (“Additional Term B-2 Loans”) on the Effective Date, the proceeds of which will be applied to repay the unconverted Existing Term B Loans.  The Borrowers are also seeking to change the test for the incurrence of (i) Incremental Term Facilities (as defined below), (ii) Indebtedness pursuant to Section 6.01(i) of the Existing Credit Agreement and (iii) Liens pursuant to Section 6.02(i) of the Existing Credit Agreement, in each case, to a 4.25:1:00 first lien leverage ratio (which represents a change from the 4.00:1.00 senior secured leverage ratio in the Existing Credit Agreement).

Estimated Closing

Date:                                      April 2, 2013

Senior Credit

Facilities:                              Revolving Credit Facility:  Same as the Existing Credit Agreement; a CAD$140.0 million revolving credit facility (the “Revolving Credit Facility”).

Term Loan Facility: (a) a USD$1,725.0 million term loan facility (the “Term Loan B-2 US Tranche”) and a CAD$175.0 million term loan facility (the “Term Loan B-2 Canadian Tranche”, and together with the Term Loan B-2 US Tranche, the “Term Loan B-2 Facility”) and

(b) same as the Existing Credit Agreement; CAD$500.0 million of Tranche A term loans (the “Term Loan A Facility” and, together with the Term Loan B-2 Facility, the “Term Loan Facility”).

The Revolving Credit Facility and the Term Loan Facility are collectively referred to herein as the “Senior Credit Facilities”.

Letters of Credit:               Same as Existing Credit Agreement.

Swingline:                               Same as Existing Credit Agreement.

Incremental Facility:         Same as Existing Credit Agreement, except for the senior secured leverage test requirement; the Senior Credit Facilities permit the Borrower to add one or more incremental term loan facilities (each, an “Incremental Term Facility”) and/or increase commitments under the Revolving Credit Facility (any such increase, an “Incremental Revolving Facility”; the Incremental Term Facilities and the Incremental Revolving Facilities are collectively referred to as “Incremental Facilities”) in an aggregate amount such that, on a pro forma basis after giving effect to the incurrence of any Incremental Facility, the Borrower shall have achieved a first lien leverage ratio (assuming the entire amount of any Incremental Facility is fully drawn) of 4.25:1.00 (which represents a change from the 4.00:1.00 senior secured leverage ratio in the Existing Credit Agreement); provided  that (i) no Lender will be required to participate in any such Incremental Facility; (ii) no Event of Default or default exists or would exist immediately prior to or after giving effect thereto; (iii) the Borrower is in compliance, on a pro forma basis after giving effect to the incurrence of any such Incremental Facility (and assuming any Incremental Facility is fully drawn), with the financial maintenance covenants in the Facilities Documentation recomputed as of the last day of the most recently ended fiscal quarter of the Borrower for which financial statements are available; (iv) in the case of an Incremental Revolving Facility, such Incremental Revolving Facility shall be subject to the same terms and conditions as the Revolving Credit Facility and be on the same terms as the Revolving Credit Facility (and shall be deemed added to, and made a part of, the Revolving Credit Facility); and (v) an Incremental Term Facility shall, unless such Incremental Term Facility is made a part of the Term Loan B-2 Facility (in which case all terms thereof shall be identical to those of the Term Loan B-2 Facility), be on terms and conditions determined by the Borrower and the lenders providing such Incremental Term Facility; provided that (a) the final stated maturity date for such Incremental Term Facility may be later (but not sooner) than the final stated maturity date applicable to the Term Loan B-2 Facility, (b) the amortization requirements for such Incremental Term Facility may differ, so long as the average weighted life to maturity of such Incremental Term Facility is no shorter than the average weighted life to maturity applicable to the then outstanding Term Loan B-2 Facility, (c) the Incremental Term Facility shall receive no greater than its pro rata share of any voluntary and mandatory prepayments, (d) the “effective margin” for the Incremental Term Facility shall be determined by the Borrower and the lenders providing such Incremental Term Facility, (e) the covenants applicable to the Incremental Term Facility shall be determined by the Borrower and the lenders providing such Incremental Term Facility and (f) to the extent that the terms of such Incremental Term Facility are not identical to the Term Loan B-2 Facility (except to the extent permitted by clauses (a)-(e) above), they shall be reasonably satisfactory to the Administrative Agent.

Interest Rates:                     As set forth in Addendum I.

Default Rate:                       Same as Existing Credit Agreement; with respect to overdue principal, the applicable interest rate plus  2.00% per annum, and with respect to any other overdue amount (including overdue interest), the interest rate applicable to Alternate Base Rate loans plus  2.00% per annum and in each case, shall be payable on demand.

Cost and Yield

Protection:                          Same as Existing Credit Agreement;  customary for transactions and facilities of this type.

Maturity:                              Revolving Credit Facility:  Same as Existing Credit Agreement; the earliest of (a) the date that is 91 days prior to the maturity of the Borrower’s 6.0% Senior Notes due 2017 issued pursuant to that certain indenture dated May 14, 2012 (the “2017 Senior Notes”), (b) the date that is 91 days prior to the maturity of the Borrower’s 12.5% Senior Subordinated Notes due 2017 issued pursuant to that certain indenture dated June 30, 2008 (the “Existing Senior Subordinated Notes”), (c) five years after the original closing date of the Existing Credit Agreement (the “Original Closing Date) and (d) as otherwise set forth in the Existing Credit Agreement.

                                                Term Loan A Facility:  Same as Existing Credit Agreement; the earliest of (a) the date that is 91 days prior to the maturity of the 2017 Senior Notes, (b) the date that is 91 days prior to the maturity of the Existing Senior Subordinated Notes, (c) five years after the Original Closing Date and (d) as otherwise set forth in the Existing Credit Agreement.

                                                Term Loan B Facility:  Same as Existing Credit Agreement; the earliest of (a) the date that is 91 days prior to the maturity of the 2017 Senior Notes, (b) the date that is 91 days prior to the maturity of the Existing Senior Subordinated Notes, (c) seven years after the Original Closing Date and (d) as otherwise set forth in the Existing Credit Agreement.

Availability/Scheduled

Amortization:                      Revolving Credit Facility:  Same as Existing Credit Agreement; advances under the Revolving Credit Facility may be made, and Letters of Credit may be issued, on a revolving basis up to the full amount of the Revolving Credit Facility.  No amortization will be required with respect to the Revolving Credit Facility.

                                                Term Loan A Facility:  Same as Existing Credit Agreement; subject to quarterly amortization of principal, with 0% of the initial aggregate amount of such term loan to be payable in the first year, 5% of the initial aggregate amount of the term loan to be payable in the second year, 10% of the initial aggregate amount of such term loan to be payable in the third year, 10% of the initial aggregate amount of such term loan to be payable in the fourth year and 15% of the initial aggregate amount of such term loan to be payable in the fifth and final year, with the remainder due on the fifth anniversary of the Original Closing Date (collectively, the “Term Loan A Scheduled Amortization”).

                                                Term Loan B-2 Facility:  subject to quarterly amortization of principal (in equal installments) of 1% per annum, with the balance payable on the seventh anniversary of the Original Closing Date (collectively, the “Term Loan B-2 Scheduled Amortization”, and together with the Tranche A Scheduled Amortization, the “Scheduled Amortization”).

Mandatory Prepayments: Same as Existing Credit Agreement; in addition to the Scheduled Amortization set forth above, the Borrower shall make mandatory prepayments with:

                                                 (a)        100% of net cash proceeds from (i) sales of property and assets of Holdings and its subsidiaries resulting in net cash proceeds in excess of $7.5 million (excluding sales of inventory in the ordinary course of business, transfers of assets among the Borrower and the Guarantors and other exceptions set forth in the Existing Credit Agreement) and (ii) certain insurance and condemnation proceeds, in each case, subject to the right of the Borrower and its subsidiaries to reinvest such proceeds if such proceeds are reinvested within 12 months or are committed within 12 months to be reinvested and such committed reinvestment shall have occurred within 12 months of such commitment (including with respect to proceeds in respect of transponders that are reinvested in transponders in a satellite under construction and provided that with respect to satellites the requirement shall be deemed satisfied if a contract to purchase a satellite is entered into within such period and (i) the satellite has reached the milestone known as preliminary design review within two years and (ii) the satellite is scheduled for launch within four years) shall be applied to the prepayment of the Term Loan Facility (applied ratably to the principal installments thereof).

                                                (b)        100% of the net cash proceeds from the issuance or incurrence after the Original Closing Date of additional debt of Holdings or any of its subsidiaries (other than debt permitted under the Existing Credit Agreement).

                                                (c)        50% of Excess Cash Flow (as defined in the Existing Credit Agreement), with a stepdown to 25% if the Senior Secured Leverage Ratio is less than 3.0:1.0 and to 0% if the Consolidated Total Debt to Consolidated EBITDA Ratio of Holdings is less than 2.0:1.0.

                                                Advances under the Revolving Credit Facility will be immediately prepaid to the extent that the extensions of credit under the Revolving Credit Facility exceed the commitments then in effect under the Revolving Credit Facility.  Mandatory prepayments of loans under the Revolving Credit Facility shall not reduce the commitments under the Revolving Credit Facility.

                                                All mandatory prepayments will be applied without penalty or premium (except for breakage costs, if applicable) and will be applied pro rata to the Term Loan A Facility and the Term Loan B-2 Facility (and applied in forward order for the four unpaid quarterly amortization payments and thereafter on a pro rata basis to the remaining scheduled amortization payments and the payment at final maturity); provided  that so long as the Term Loan A Facility remains outstanding, each holder of loans under the Term Loan B-2 Facility may decline all or any portion of the prepayment allocable to it and declined amounts will be applied to the remaining loans under the Term Loan A Facility and the loans of the accepting Lenders under the Term Loan B-2 Facility.

Optional Prepayments

and Commitment

Reductions:                          In the event that all or any portion of the Term Loan B-2 Facility is (a) repaid through voluntary or mandatory repayments in connection with a Repricing Transaction (as defined in the Existing Credit Agreement) or (b) subject to an amendment resulting in a Repricing Transaction, each Lender holding loans under the Term Loan B-2 Facility shall be paid an amount equal to 1.0% of the amount of such loans repaid or repriced, if such Repricing Transaction is effected prior to the date that is twelve months after the Effective Date (as defined below).

Security:                               Same as Existing Credit Agreement; the Borrowers and each of the Guarantors grant the Administrative Agent (for its benefit and for the benefit of any Lender or any affiliate of a Lender party to a Hedging Agreement or Cash Management Agreement) valid and perfected first priority liens on and security interests in all of the following (the “Collateral”):

(a)     all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future subsidiaries, including, without limitation, all of the equity interests in the Borrowers;

(b)     all present and future intercompany debt of the Borrowers, Holdings and each other Guarantor;

(c)     substantially all of the present and future property and assets, real property with a fair market value greater than $7.5 million and personal property, in each case, of the Borrowers, Telesat Holding and each other Guarantor, including, but not limited to, equipment, inventory, accounts receivable, owned real estate, material leaseholds, fixtures, investment property, license rights, patents, trademarks, trade names, copyrights, other intellectual property and other general intangibles, insurance proceeds and instruments; and

(d)     all proceeds and products of the property and assets described in clauses (a), (b) and (c) above.

                                                Collateral equally and ratably secures the relevant party’s obligations in respect of the Senior Credit Facilities, any Hedging Agreement or Cash Management Agreement.  Notwithstanding the foregoing, the Collateral does not include certain assets and property, including without limitation:  (i) any fee owned real property with a value less than $7.5 million, (ii) vehicles for which a certificate of title is required to be delivered to perfect the Lender’s security interest, (iii) payroll accounts, escrow accounts, trust accounts and other accounts where the Borrower and/or Guarantors hold the funds for the benefit of a third party, (iv) bank accounts having less than $1 million, (v) other assets which in the aggregate are insignificant in value, (vi) equity interests in subsidiaries that individually account for less than 2.5% of consolidated assets and revenues and collectively account for less than 5% of consolidated assets and revenues, (vii) other assets excluded with the consent of the Administrative Agent (not to be unreasonably withheld) after taking into account the value of such assets and the burden of creating and perfecting liens on such assets; (viii) any contract or lease containing a valid and enforceable prohibition on pledging such contract or lease, after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code and (ix) other exceptions set forth in the Existing Credit Agreement.

Conditions Precedent

to Effectiveness:                The Amendment shall have been approved by (i) the Required Lenders, and (ii) Lenders holding a majority of the Term Loan A Facility in each case under the Existing Credit Agreement immediately prior to the Effective Date, and shall be effective on the first date on which each of the following conditions has been satisfied or waived (such date, the “Effective Date”):

(a)    the Administrative Agent shall have received (i) executed counterparts to the Amendment from the Borrower, Lenders constituting the Required Lenders and Lenders holding a majority of the Term Loan A Facility, and  (ii) joinder agreements from Lenders providing commitments for the full amount of the Additional Term B-2 Loans, if any;

(b)   all representations and warranties shall be true and correct in all material respects on and as of the Effective Date (although any representations and warranties which expressly relate to a given date or period shall be required to be true and correct in all material respects as of the respective date or for the respective period, as the case may be), before and after giving effect to the borrowing and to the application of the proceeds therefrom, as though made on and as of such date;

(c)    no Default or Event of Default or event which with the giving of notice or lapse of time or both would be a Default or an Event of Default, shall have occurred and be continuing;

(d)   the Lead Arrangers shall have received a certificate of a Responsible Officer dated the Effective Date certifying that the conditions set forth in (b) and (c) have been satisfied;

(e)    the Administrative Agent shall have received a favorable legal opinion of (i) Wachtell Lipton Rosen & Katz, counsel to the Loan Parties, (ii) Prickett, Jones & Elliott, P.A., Delaware counsel to the Loan Parties, (iii) Chris DiFrancesco, in-house counsel to the Loan Parties, and (iv) Stikeman Elliott LLP, Canadian counsel to the Loan Parties, in each case covering such matters as the Administrative Agent may reasonably request and otherwise reasonably satisfactory to the Administrative Agent;

(f)    the Administrative Agent shall have received customary closing certificates;

(g)    the Administrative Agent shall have received all fees and expenses required to be paid to the Lenders, the Administrative Agent and the Lead Arrangers; and

(h)   other customary conditions to be set forth in the Amendment, if any.

Conditions Precedent to

All Extensions  of Credit: Same as Existing Credit Agreement.

Representations

and Warranties:                 Same as Existing Credit Agreement.

Affirmative Covenants:    Same as Existing Credit Agreement; including (applicable to Holdings, the Borrowers and their restricted subsidiaries):  (i) compliance with laws and regulations; (ii) payment of taxes; (iii) maintenance of insurance; (iv) preservation of legal existence, rights, franchises, permits and licenses; (v) visitation and inspection rights; (vi) maintenance of financial records in accordance with generally accepted accounting principles; (vii) maintenance of properties; (ix) further assurances as to perfection and priority of security interests; and (x) customary financial and other reporting requirements (including, without limitation, audited annual financial statements and monthly (only to the extent prepared and available to third parties) and quarterly unaudited financial statements, notices of defaults, compliance certificates, notices of material litigation and proceedings and material ERISA, Canadian pension and benefit matters and other material matters).

Negative Covenants           Same as Existing Credit Agreement, except as described below with respect to liens and debt; including (to be applicable to Holdings, the Borrowers and their restricted subsidiaries) limitations on:

                                                (i)         liens (with exceptions for, without limitation Permitted Liens), with a change for the incurrence of liens pursuant to Section 6.02(i) of the Existing Credit Agreement to a 4.25:1.00 first lien leverage ratio (which represents a change from the 4.00:1.00 senior secured leverage ratio in the Existing Credit Agreement);

                                                (ii)        debt, guarantees or other contingent obligations, with a change for the incurrence of debt pursuant to Section 6.01(i) of the Existing Credit Agreement to a 4.25:1.00 first lien leverage ratio (which represents a change from the 4.00:1.00 senior secured leverage ratio in the Existing Credit Agreement);

                                                (iii)       amalgamations, mergers and consolidations;

                                                (iv)       sales, transfers and other dispositions of property and assets;

                                                (v)        loans, acquisitions, joint ventures and other investments;

                                                (vi)       in the case of Holdings, dividends and other distributions to and redemptions and repurchases from, equity holders;

                                                (vii)      creating new subsidiaries;

                                                (viii)     prepaying, redeeming or repurchasing subordinated debt;

                                                (x)        granting negative pledges;

                                                (xi)       changes in the nature of business;

                                                (xii)      amending organizational documents in a manner materially adverse to the Lenders or amending or otherwise modifying certain material agreements in a manner materially adverse to the ability of such person to perform obligations under the Existing Credit Agreement;

                                                (xiii)     transactions with affiliates;

                                                (xiv)     changes in accounting policies, reporting practices or fiscal year; in each of the foregoing cases; and

                                                (xv)      sale and leaseback transactions.

Financial Maintenance

Covenants                            Same as Existing Credit Agreement; limited to maintenance of a maximum Senior Secured Leverage Ratio of 5.25:1.00, and with financial definitions as set forth in the Existing Credit Agreement.

Events of Default:              Same as Existing Credit Agreement; including the following (contains, as applicable, customary notice and grace periods and are subject to applicable thresholds):  (i) nonpayment of principal, interest, fees or other amounts; (ii) any representation or warranty proving to have been materially incorrect when made; (iii) failure to perform or observe covenants set forth in the loan documentation within a specified period of time, where customary and appropriate, after notice; (iv) events of default under other indebtedness in excess of $75 million; (v) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (vi) monetary uninsured final judgment defaults (net of any counterclaims awarded in favor of the Companies) in excess of $75 million; (vii) actual or asserted impairment of loan documentation or security; (viii) Change of Control; (ix) customary ERISA defaults and (x) any Loan Party asserts the Loan Documents are not legal, valid and binding.

Change of Control

Definition:                            Same as Existing Credit Agreement.

Assignments and

Participations:                    Same as Existing Credit Agreement.

Waivers and

Amendments:                        Same as Existing Credit Agreement.

Indemnification:                 Same as Existing Credit Agreement.

Governing Law:                   Same as Existing Credit Agreement.

Expenses:                               Same as Existing Credit Agreement.

US Counsel to the

Administrative Agent:       Cahill Gordon & Reindel llp.

Canadian Counsel to the

Administrative Agent:       Osler, Hoskin & Harcourt LLP.

ADDENDUM I

PRICING, FEES AND EXPENSES

Interest Rates:                    Revolving Credit Facility; same as Existing Credit Agreement

                                                 U.S. Dollar Borrowings: The interest rates under the Revolving Credit Facility will be, at the option of the Borrower, Adjusted LIBO Rate plus 3.00% or Alternate Base Rate plus 2.00%.

                                                Canadian Dollar Borrowings: The interest rates under the Revolving Credit Facility will be, at the option of the Borrower, Prime Rate plus 2.00% or BA Rate plus 3.00%.

                                                Term Loan A Facility; same as Existing Credit Agreement

                                                The interest rates under the Tranche A Loan Facility will be, at the option of the Borrower, the Prime Rate plus 2.00% or the BA Rate plus 3.00%.

                                                Term Loan B-2 US Tranche

                                                The interest rates under the Term Loan B-2 US Tranche will be, at the option of the Borrower, Adjusted LIBO Rate plus 2.75%-3.00% or Alternate Base Rate plus 1.75%-2.00%.

                                                Term Loan B-2 Canadian Tranche

                                                The interest rates under the Term Loan B-2 Canadian Tranche will be, at the option of the Borrower, Prime Rate plus 2.25%-2.50% or the BA Rate plus 3.25%-3.50%.

                                                “Alternate Base Rate” and “Adjusted LIBO Rate” shall have meanings customary and appropriate for financings of this type; provided  that, in the case of the Term Loan B-2 US Tranche, the Adjusted LIBO Rate shall not be less than 0.75% and, in the case of the Term Loan B-2 Canadian Tranche, the Adjusted LIBO Rate shall not be less than 1.00% for BA Loans.

                                                The “Prime Rate” and “BA Rate” shall have meanings customary and appropriate for financings of this type (including, in the case of the BA Rate, standard provisions for BA equivalent loans by lenders who cannot or do not (as a matter of institutional policy) accept and purchase bankers’ acceptances), and the basis for calculating accrued interest and the interest periods for advances by way of bankers’ acceptances shall be customary and appropriate for financings of this type.

                                                The Borrower may select interest periods of one, two, three or six months or, if agreed to by all applicable Lenders, nine or 12 months for Eurodollar loans.  Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

Commitment Fee:                 Same as Existing Credit Agreement; the Borrower shall pay a commitment fee of 0.5% per annum on the average daily unused portion of the Revolving Facility, payable quarterly in arrears commencing with the Original Closing Date, calculated based upon the actual number of days elapsed over a 360-day year (365-day year for any Loans denominated in Canadian dollars).  Such fees shall be distributed to the Revolving Lenders pro rata in accordance with the amount of each such Lender’s Revolving Facility commitment, with exceptions for defaulting Lenders.

Letter of

Credit Fees:                          Same as Existing Credit Agreement; Letter of Credit fees shall be payable on the maximum amount available to be drawn under each Letter of Credit at a rate per annum equal to the Applicable Margin from time to time applicable to Revolving Credit Facility Adjusted LIBO Rate (or BA Rate, in the case of Canadian dollar borrowings) loans.  Such fees will be (a) payable quarterly in arrears and upon the termination of the respective Letter of Credit, commencing on the first quarterly payment date to occur after the Original Closing Date, and (b) shared proportionately by the Lenders under the Revolving Credit Facility with customary exceptions for defaulting lenders.  In addition, a fronting fee shall be payable to the Issuing Bank for its own account, in the amount set forth in the Existing Credit Agreement and issuance and administration fees as set forth in the Existing Credit Agreement.

Calculation of

Interest and Fees:               Same as Existing Credit Agreement; other than calculations in respect of interest at the Alternate Base Rate and Prime Rate and any loans available in Canadian dollars (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest shall be made on the basis of actual number of days elapsed in a 360-day year.